Exhibit (i)(1)

October 18, 2021

Simplify Exchange Traded Funds 54 W 40th St. New York, New York 10018

Dear Board Members:

This letter is in response to your request for our opinion in connection with the filing of Post-Effective Amendment No. 26 to the Registration Statement, File Nos. 333-238475 and 811-23570 (the “Registration Statement”), of Simplify Exchange Traded Funds (the “Trust”).

We have examined a copy of the Trust’s Agreement and Declaration of Trust, the Trust’s By-Laws, the Trust’s record of the various actions by the Trustees thereof, and all such agreements, certificates of public officials, certificates of officers and representatives of the Trust and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. We have assumed the genuineness of the signatures and the conformity to original documents of the copies of such documents supplied to us as copies thereof.

Based upon the foregoing, we are of the opinion that, after the Post-Effective Amendment No. 26 is effective for purposes of applicable federal and state securities laws, the shares of each fund listed on the attached Exhibit A (the “Funds”), if issued in accordance with the then current Prospectus and Statement of Additional Information of the applicable Fund, will be legally issued, fully paid and non-assessable.

The opinions expressed herein are limited to matters of Delaware statutory trust law and United States Federal law as such laws exist today; we express no opinion as to the effect of any applicable law of any other jurisdiction. We assume no obligation to update or supplement our opinion to reflect any facts or circumstances that may hereafter come to our attention, or changes in law that may hereafter occur.

We hereby give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to Post-Effective Amendment No. 26 to the Registration Statement. This opinion may not be filed with any subsequent amendment, or incorporated by reference into a subsequent amendment, without our prior written consent. This opinion is prepared for the Trust and its shareholders, and may not be relied upon by any other person or organization without our prior written approval.

Very truly yours,

/s/ Thompson Hine LLP
Thompson Hine LLP

EXHIBIT A

#	Fund Name
1	Simplify US Equity PLUS Convexity ETF
2	Simplify US Equity PLUS Downside Convexity ETF
3	Simplify US Equity PLUS Upside Convexity ETF
4	Simplify Nasdaq 100 PLUS Convexity ETF (f/k/a Simplify Growth Equity PLUS Convexity ETF)
5	Simplify Nasdaq 100 PLUS Downside Convexity ETF (f/k/a Simplify Growth Equity PLUS Downside Convexity ETF)
6	Simplify Growth Equity PLUS Upside Convexity ETF
7	Simplify Volt Fintech Disruption ETF
8	Simplify Volt RoboCar Disruption and Tech ETF
9	Simplify Volt Pop Culture Disruption ETF
10	Simplify Volt Cloud and Cybersecurity Disruption ETF
11	Simplify Volatility Premium ETF
12	Simplify Gold Strategy ETF
13	Simplify Commodity Strategy ETF
14	Simplify Interest Rate Hedge ETF
15	Simplify U.S. Equity PLUS GBTC ETF
16	Simplify Risk Parity Treasury ETF
17	Simplify Tail Risk Strategy ETF
18	Simplify Health Care ETF
19	Simplify Hedged Equity ETF